FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
----------------------------------
Name: Welson Teixeira Junior
Title: Investor Relations Officer

Sadia S.A.

Interim financial information
Nine-month period ended
September 30, 2007 (Unaudited)
(A translation of the original interim financial information in
Portuguese, prepared in accordance with accounting principles derived from the Brazilian Corporation Law and rules of the Brazilian
Securities and Exchange Commission (CVM)

Sadia S.A. Interim financial information (Unaudited) Nine-month periods ended September 30, 2007 Contents
Independent accountants’ review report	3
Balance sheets	4
Income statements	5
Notes to the interim financial information	6 - 50

Independent accountants’ review report

To
The Board of Directors and Shareholders of Sadia S.A.
Concórdia - SC

1.
We have reviewed the interim financial information of Sadia S.A. and the consolidated interim financial information of Sadia S.A. and its subsidiaries, for the nine-month period ended September 30, 2007, which comprises the balance sheets, the income statements, management report and other relevant information, prepared in accordance with the accounting practices adopted in Brazil.

2.
Our review was prepared in accordance with the review standards established by IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accounting, and included, basically: (a) inquiry and discussion with management responsible for the accounting, financial and operating areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of the information and subsequent events, which have, or may have, a material effect on the financial situation and the operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material change which should be made to the interim financial information above for it to be in accordance with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4.
Our review was performed with the objective of issuing a review report on the interim financial information referred to in the first paragraph. The statements of cash flows and added value for the period ended September 30, 2007 are supplementary to the aforementioned financial information, which are not required under accounting practices adopted in Brazil and have been included to facilitate additional analysis. This supplementary information was subject to the same review procedures as applied to the interim financial information and, we are not aware of any material change which should be made to those statements for them to be in accordance with the accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

October 24, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-SC

Adelino Dias Pinho
Accountant CRC 1SP097869/O-6-S-SC

Sadia S.A.

Balance sheets (Unaudited)

September 30, 2007 and June 30, 2007

(In thousands of Reais)

	Parent company		Consolidated

	September	June	September	June
Assets	30, 2007	30, 2007	30, 2007	30, 2007
Current assets
Cash and cash equivalents	86,463	187,470	96,036	199,621
Short-term investments	375,968	374,387	2,174,631	2,166,468
Accounts receivable from future contracts	7	-	24,796	23,540
Trade accounts receivable	370,528	334,016	366,764	358,465
Inventories	1,216,621	1,130,900	1,267,312	1,175,361
Recoverable taxes	207,283	184,252	236,577	192,981
Deferred tax credits	13,831	10,665	16,086	12,399
Other credits	137,183	159,490	173,797	195,841

	2,407,884	2,381,180	4,355,999	4,324,676

Noncurrent assets
Long-term investments	141,260	137,553	141,260	137,553

Recoverable taxes	183,103	171,103	184,579	172,582
Deferred tax credits	94,219	86,171	94,219	86,171
Judicial deposits	42,120	54,485	42,226	54,591
Advances to suppliers	66,390	65,225	66,390	65,225
Related parties	905	739	-	-
Other credits	19,089	18,813	26,825	26,949

	547,086	534,089	555,499	543,071

Permanent assets
Investments	1,470,115	1,273,298	45,029	48,290
Property, plant and equipment	2,523,298	2,334,901	2,535,326	2,346,866
Deferred charges	132,924	134,663	137,935	139,124

	4,126,337	3,742,862	2,718,290	2,534,280

Total assets	7,081,307	6,658,131	7,629,788	7,402,027

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Balance sheets (Unaudited)

September 30, 2007 and June 30, 2007

(In thousands of Reais)

	Parent company		Consolidated

	September	June	September	June
Liabilities and shareholders’ equity	30, 2007	30, 2007	30, 2007	30, 2007
Current liabilities
Loans and financing	426,210	403,413	869,88	990,86
Accounts payable from future contracts	8	-	12,67	17,97
Trade accounts payable	477,737	470,172	482,69	470,97
Salaries, social charges and accrued
vacation payable	165,997	141,583	168,80	143,80
Taxes payable	35,936	31,912	48,76	40,21
Dividends payable	46,913	52,12	46,91	52,12
Employees’ profit sharing	20,842	10,882	21,75	11,59
Deferred taxes	10,993	11,93	10,99	11,93
Advances from subsidiaries	1,050,192	951,334	-	-
Other accounts payable	100,792	95,89	169,76	156,60

	2,335,620	2,169,257	1,832,24	1,896,09

Noncurrent liabilities
Loans and financing	1,186,658	993,072	2,762,59	2,624,56
Employee benefit plan	105,186	101,110	105,18	101,11
Provision for contingencies	53,349	43,46	54,88	44,96
Deferred taxes	97,536	99,409	97,53	99,40
Advances from subsidiaries	520,409	611,569	-	-
Other accounts payable	22,455	22,283	20,82	20,57

	1,985,593	1,870,90	3,041,02	2,890,61

Minority interest in subsidiaries	-	-	784	702
Shareholders’ equity
Capital	1,500,000	1,500,000	1,500,00	1,500,00
Capital reserves	16,562	10,597	16,56	10,59
Profit reserves	999,430	999,430	999,43	999,43
Treasury shares	(33,757)	(33,757)	(33,757)	(33,757)
Retained earnings	277,859	141,696	273,50	138,34

	2,760,094	2,617,966	2,755,73	2,614,61

Total liabilities and shareholders’ equity	7,081,307	6,658,13	7,629,78	7,402,02

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Income statements (Unaudited)

September 30, 2007 and 2006

(In thousands of Reais, except for information on shares)

	Parent company		Parent company		Consolidated		Consolidated
	Three month ended		Nine month ended		Three month ended		Nine month ended
	September	September	September	September	September	September	September	September
	30, 2007	30, 2006	30, 2007	30, 2006	30, 2007	30, 2006	30, 2007	30, 2006
Gross operating revenue:
Domestic market	1,312,406	1,101,243	3,694,80	3,152,545	1,312,406	1,101,243	3,694,808	3,152,545
Foreign market	916,302	844,961	2,782,569	2,210,833	1,142,732	953,188	3,231,188	2,432,399

	2,228,70	1,946,204	6,477,377	5,363,37	2,455,13	2,054,431	6,925,996	5,584,944

Sales deductions:
Value-added tax on sales and sales deductions	(273,248)	(223,385)	(759,716)	(648,472)	(304,798)	(259,744)	(862,991)	(747,436)
Net operating revenue	1,955,460	1,722,819	5,717,66	4,714,906	2,150,340	1,794,687	6,063,005	4,837,50

Cost of goods sold	(1,549,339)	(1,320,727)	(4,437,945)	(3,721,540)	(1,553,646)	(1,342,433)	(4,458,183)	(3,733,945)

Gross profit	406,12	402,092	1,279,716	993,366	596,694	452,254	1,604,822	1,103,563
Operating income (expenses):
Selling expenses	(337,382)	(304,015)	(946,645)	(837,497)	(369,643)	(334,180)	(1,039,260)	(914,790)
Administrative and general expenses	(24,403)	(12,206)	(59,793)	(40,939)	(24,268)	(12,206)	(59,369)	(40,939)
Management fees	(4,037)	(3,243)	(11,673)	(9,598)	(4,037)	(3,243)	(11,673)	(9,598)
Other operating expenses	(24,684)	(15,567)	(35,113)	(27,716)	(24,400)	(15,633)	(37,626)	(27,379)
Financial income (expenses), net	(53,207)	(50,971)	11,83	(67,033)	(11,696)	(3,683)	(15,473)	40,723
Equity in income (loss) of subsidiaries	201,384	66,129	195,21	137,510	-	-	-	-

Operating income (loss)	163,792	82,219	433,54	148,093	162,650	83,309	441,421	151,580
Non-operating expenses	(4,120)	(1,454)	(1,507)	(4,734)	(2,889)	(1,500)	(368)	(5,380)
Income (loss) before income and social
contribution taxes	159,672	80,765	432,034	143,359	159,76	81,809	441,053	146,200
Current income and social contribution taxes	15,662	(4,771)	-	(8,005)	14,11	(5,444)	(3,823)	(11,419)
Deferred income and social contribution taxes	14,029	(7,268)	(41,515)	18,136	14,550	(7,468)	(43,252)	18,053

Net income before minority interest	189,363	68,726	390,519	153,490	188,429	68,897	393,978	152,834
Minority interest	-	-	-	-	(77)	215	(82)	814

Net income	189,363	68,726	390,519	153,490	188,352	69,112	393,896	153,64

Outstanding shares net of treasury stock (thousands)	677,076	680,496	677,076	680,496	677,076	680,496	677,076	680,496
Earnings per share - In Reais	0.27968	0.10099	0.57677	0.22556	0.27818	0.10156	0.58176	0.22579

See the independent accountants’ review report and the accompanying notes to the interim financial information.

Sadia S.A.

Notes to the interim financial information (unaudited)

Nine-month period ended September 30, 2007

(In thousands of Reais)

1 Operations

The Company’s main business activities are organized into four operational segments: processed products, poultry, pork and beef. The large production chain permits its products to be commercialized in Brazil and abroad by retailers, small groceries and food service chains.

The Company distributes its products through a large number of sales points in the local market and exports to countries in Europe, the Middle East, Eurasia, Asia and the Americas. The Company has 13 industrial units and 16 distribution centers located in 14 Brazilian states.

The industrially processed products segment has been the principal focus of the Company’s investments in recent years and comprises products such as oven-ready frozen food, refrigerated pizzas and pasta, margarine, industrially processed poultry and pork by-products, crumbed products, a diet line and pre-sliced ready-packed products and desserts.

The Company has a corporate governance tier one listing for its shares on the São Paulo Stock Exchange, in compliance with Level I of Corporate Governance, the Madrid Stock Exchange (Latibex) and ADRs negotiated on the New York Stock Exchange (NYSE).

2 Presentation of the interim financial information

The individual and consolidated financial statements are presented in thousands of Reais, unless otherwise states and were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and the rules of the Brazilian Securities and Exchange Commission (CVM).

With the objective of presenting additional information to the market, the Company is presenting supplementary consolidated information, obtained from accounting records of the parent company and its subsidiaries, as follows:

a. Statement of cash flows

The cash flows were prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON (Brazilian Institute of Independent Auditors).

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. Statement of added value

The value added statement has been presented in accordance with the model proposed by the foundation Instituto de Pesquisa Contábeis, Atuariais e Financeiras - University of Sao Paulo the aim of which is to show the value of the wealth generated by the Company and its distribution among the elements that contributed to its generation.

3 Description of significant accounting policies

a.	Statement of income

Income and expenses are recognized on the accrual basis. Revenue from the Company’s sales is recognized upon shipment of the products and when the following conditions are met: i) the ownership is transferred and therefore risk of loss has passed to the client; ii) collection is probable; iii) there is evidence of an arrangement; and iv) the sales price is fixed or determinable. In addition, the Company offers sales and incentives and discounts through various programs to customers, which are accounted for as a reduction of revenue in Sales deductions. Sales incentives include volume-based incentive programs and payments to customers for performing marketing activities on our behalf.

b.	Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into Reais at the foreign exchange rate ruling at the balance sheet date and the foreign exchange differences arising on translation are recognized in the statement of income for the period.

c.	Accounting estimates

The preparation of the interim financial information in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred charges, allowance for doubtful accounts, inventories, deferred tax assets and liabilities, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to employees’ benefits. The settlement of transactions involving these estimates may result in different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions periodically.

7

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

d. Long and short-term investments

Investment funds in local and foreign currency are recorded at market value according to the respective shares price at the date of the interim financial information.

Other long and short-term investments in local and foreign currency are recorded at cost plus income accrued up to the balance sheet date, not exceeding market value.

Additionally, the portion receivable from currency swap contracts is recorded at the difference between the nominal amounts of these contracts and the amounts restated by the variation of the foreign currency, plus interest earned up to the balance sheet date.

e. Trade accounts receivable

Trade accounts receivable are recorded at the amount invoiced and interest is not levied. The allowance for doubtful accounts is the best estimate the Company has and is considered sufficient by management to cover any losses arising on collection of accounts receivable. Accounts receivable are written off against the allowance for doubtful accounts after all means of collection have been exhausted and the possibility of recovery of the amounts receivable is considered remote.

f. Inventories

Finished goods, livestock (excluding breeders), work-in-progress, raw materials and supplies and others are valued at the lower of cost of acquisition or production (average method), replacement or realization. The cost of finished goods and work-in-progress includes raw materials acquired, labor, production expenses, transport and storage relating to the purchase and production of inventories. Normal production losses are inventoried and abnormal losses are expensed immediately as cost of goods sold.

g. Investments

Investments in subsidiaries in Brazil and abroad are valued using the equity method based on the respective net equity calculated on the same date, as disclose Note 10.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The interim financial information from foreign subsidiaries are translated into Brazilian Reais, based on the following criteria:

• Balance sheet accounts at the exchange rate at the end of the period •.

• Statement of income accounts at the exchange rate at the end of each month.

Other investments are valued at cost less a provision for devaluation, when applicable.

h. Property, plant and equipment

Property, plant and equipment are recorded at cost of acquisition, formation or construction, including the interest incurred on financing, during the period of construction, modernization and expansion of the industrial units. Expenditures that materially extend the useful lives of existing facilities and equipment are capitalized. Depreciation is calculated using the straight-line method at rates that take into account the estimated useful life of the assets, as disclosed in Note 11. Depletion of forestry resources is calculated based on the extraction of timber and the average costs of the forests.

Breeding stock is recorded at the cost of formation which includes the allocation of costs of the breeding hens, animal feed, medication and labor. These costs are accumulated for approximately six months until the breeding stock initiates the breeding cycle. From then on, the costs of the breeding stock begin to be amortized by the straight line method. The productive cycle ranges from fifteen to thirty months.

i. Impairment of long lived assets

The Company reviews its property, plant and equipment to verify possible impairment losses, whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable based on future cash flows. If these events occur, the reviews will be conducted at the lowest level of groups of assets for which the Company manages to attribute future cash flows. If the carrying amount of an asset is higher than the future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. These reviews have not indicated the need to recognize impairment losses.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

j. Deferred charges

Deferred charges are represented substantially by pre-operating costs incurred in the implementation of software, reorganization charges and development of new products and markets, which are amortized on a straight-line basis over 5 years as from the beginning of operation.

k. Current and noncurrent liabilities

Current and noncurrent liabilities are stated at known or estimated amounts, plus related charges and monetary and exchange variations up to the interim financial information date.

l. Provisions

A provision is recognized in the interim financial information when the Company and its subsidiaries have a long term liability of uncertain value or as a result of a past event and it is probable that financial resources will have to be used to settle this obligation.

m. Income and social contribution taxes

The income and social contribution taxes, both current and deferred, are calculated monthly based on taxable income at the rates of 15% plus a surcharge of 10% for income tax and 9% for social contribution and consider the offsetting of tax losses and negative basis of social contribution, limited to 30% of taxable income.

The deferred tax assets were recorded in accordance with CVM Instruction 371/02 and are represented significantly by temporary differences arising from non-deductible provisions, including tax loss carry forward and negative basis of social contribution.

n. Employees’ benefits

Employees’ benefits are recorded based on actuarial studies prepared annually at the end of the year in compliance with CVM Deliberation 371/00.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

o. Environmental questions

Company’s production facilities and forestry activities are subject to government environmental regulations. The risks associated with environmental questions are reduced through operational controls and procedures, as well as investments in equipment and systems for pollution control. Management believes that no provision for losses related to environmental questions are currently necessary, based on existing Brazilian laws and regulations.

p. Investment subsidies

The Company has investment subsidies programmed to expire between 2014 and 2020, granted by the governments of the states of Minas Gerais and Mato Grosso where some of its industrial plants are located. Until March 31, 2007, these subsidies were recognized in the income for the year, since they were not directly related to the Company’s investment projects. As amply disclosed to the market, the Company has been investing in a project for expanding and modernizing its production units, which consists of an increase in installed capacity, expansion of its industrial park, an increase in production and generation of jobs. As from April 1st, 2007, these states have tied the subsidies to investments, which led the Company to record the aforementioned subsidy in Capital Reserves in shareholders’ equity. The amount recorded for these subsidies at September 30, 2007 was R$15,090. (R$ 10,575 on June 30, 2007)

4 Interim consolidated financial information

The transactions and balances between the Parent company and its subsidiaries included in the consolidation process have been eliminated and the non-realized profit arising from the sales to the subsidiaries were excluded and incorporated to the inventory balances for each period. Minority interests were excluded from shareholders’ equity and net income and are presented separately in the consolidated balance sheets and income statements.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

In accordance with the CVM Instruction 408/04, the Company consolidated the financial statements of its investment fund Concórdia Foreign Investment Fund Class A, where it is the wholly investment holder. This investment fund has the sole purpose of centralizing the foreign investment fund portfolio, delegating to a third party the administrative functions. As of September 30, 2007 and June 30, 2007, this investment fund was consolidated in the Company’s financial statements as they had loans collateralized by its own financial assets.

The consolidated financial statements include the accounts of Sadia S.A. and its direct and indirect subsidiaries. The consolidated direct or indirect subsidiaries and the corresponding shareholdings of the Company are as follows:

	Shareholdings in % at

	September	June
	30, 2007	30, 2007
Sadia International Ltd.	100.00%	100.00%
Sadia Uruguay S.A.	100.00%	100.00%
Sadia Chile S.A.	60.00%	60.00%
Sadia Alimentos S.A.	95.00%	95.00%
Concórdia Foods Ltd.	100.00%	100.00%
Sadia UK Ltd.	100.00%	100.00%
Concórdia S.A. C.V.M.C.C. (i)	-	99.99%

Rezende Óleo Ltda.	100.00%	100.00%
Rezende Marketing e Comunicações Ltda.	0,09%	0,09%

Rezende Marketing e Comunicações Ltda.	99.91%	99.91%

Sadia Overseas Ltd. (i)	100.00%	100.00%

Concórdia Holding Financeira S.A.	100.00%	99.70%

Concórdia S.A. C.V.M.C.C. (i)	99.99%	-
Sadia GmbH	100.00%	100.00%
Wellax Food Logistics C. P. A. S. U. Lda.	100.00%	100.00%
Sadia Foods GmbH	100.00%	100.00%
Qualy B. V.	100.00%	100.00%
Sadia Panamá S.A.	100.00%	100.00%
Sadia Japan Ltd.	100.00%	100.00%
(i) Shareholding control changed on August 27, 2007.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Reconciliation of shareholders’ equity and net income between the Company and consolidated is as follows:

	Net income		Shareholders’ equity

	September	September	September	June
	30, 2007	30, 2006	30, 2007	30, 2007
Company’s financial statements	390,519	153,490	2,760,094	2,617,966
Elimination of unrealized profits on inventories in
intercompany operations, net of taxes	(4,359)	(4,233)	(12,095)	(11,084)
Reversal of the elimination of unrealized results in
inventories, net of taxes, resulting from intercompany
operations at December 31, 2006 and 2005	7,736	4,391	7,736	7,736
Consolidated financial statements	393,896	153,648	2,755,735	2,614,618

5	Long and short-term investments
	Short-term investments
			Parent company		Consolidated
		Interest %
		(annual	September	June	September	June
		average)	30, 2007	30, 2007	30 2007	30 2007
	Local currency
	Investment funds	11.15	229,833	224,780	304,756	288,358
			229,833	224,780	304,756	288,358
	Foreign currency
	Investment funds	9.86	146,135	149,607	1,675,510	1,820,507
	Interest-bearing current accounts	5.35	-	-	192,474	57,603
	Interest rate swap contracts		-	-	1,891	-
			146,135	149,607	1,869,875	1,878,110
	Total short-term		375,968	374,387	2,174,631	2,166,468

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Long-term investments
		Parent company		Consolidated
	Interest %
	(annual	September	June	September	June
	average)	30, 2007	30, 2007	30, 2007	30, 2007
Local currency
Investment funds	11.15	58,368	57,453	58,368	57,453
Treasury bills - LFT	12.00	49,364	48,020	49,364	48,020
National Treasury Certificate - CTN	12.00	33,528	32,080	33,528	32,080

Total long-term		141,260	137.553	141,260	137,553

Long-term investments as of September 30, 2007 mature as follows:

Maturity
2008	49,364
2009	58,368
2012 onwards	33,528
141,260

The investment fund portfolio in local currency is composed mainly of post-fixed Bank Deposit Certificates, National Treasury Securities and investment funds.

The investment fund portfolio in foreign currency is composed mainly of investments in dual currency, which have differentiated profitability according to the strike negotiated, and structured notes issued by first-tier American and European banks, pegged to securities of first-tier Brazilian companies and banks.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

6	Accounts receivable
		Parent company		Consolidated

		September	June	September	June
		30, 2007	30, 2007	30, 2007	30, 2007
	Foreign
	Customers	101,850	111,018	206,366	196,698

	Subsidiaries	104,894	57,184	-	-

	Total of foreign	206,744	168,202	206,366	196,698

	Domestic customers	171,397	173,481	171,405	173,489

	(-) Allowance for doubtful accounts	(7,613)	(7,667)	(11,007)	(11,722)

		370,528	334,016	366,764	358,465

The changes in the allowance for doubtful accounts are as follows:

	Parent company		Consolidated

	September	June	September	June
	30, 2007	30, 2007	30, 2007	30, 2007
Balance at the beginning of the period	(7,667)	(7,359)	(11,722)	(11,320)
Additions	(403)	(462)	(538)	(758)
Write offs	457	154	1,253	356

Balance at the end of the period	(7,613)	(7,667)	(11,007)	(11,722)

The Company and its subsidiaries abroad (Sadia International Ltd. and Wellax Food Logistics C.P.A.S.U. Lda.) entered into an agreement for sale of its receivables with an outside financial institution up to the maximum amount of US$170 million, with interest rate of 0.375% p.a. + LIBOR.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

As of September 30, 2007, the amount of receivables sold under this agreement amounted to approximately R$312 million (R$327 million as of June 30, 2007). During the period ended September 30, 2007, the Company received cash proceeds of approximately R$2,743 million (R$ 1,440 million in Setember 30, 2006) and incurred expenses of R$13 million (R$10,5 million in September 30, 2006) with respect to this agreement.

A credit insurance policy covering 90% of the value of the receivables was taken out with third parties and the beneficiaries in the event of default are the contracting financial institutions.

The Company also assigned receivables to a Credit Assignment Investment Fund (FIDC), administered by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities. As of September 30, 2007, the net equity of this fund was R$288,925 (R$281,549 at June 30, 2007), of which R$247,265 (R$227,974 at June 30, 2007) was represented by acquisitions of the Company’s receivables on the domestic market, with a discounted cost equivalent to 95% of the CDI per senior quota. The assignment of the receivables is made without right of recourse, and the eventual losses from default for Sadia are limited to the value of the subordinated quotas, which at September 30, 2007, represented R$57,785 (R$56,310 at June 30, 2007).

During the period ended September 30, 2007, the Company received cash proceeds related to the local receivables sold of approximately R$2,428 million (R$2,034 million for the period ended September 30, 2006) and incurred expenses of R$20 million (R$22 million for the period ended September 30, 2006) with respect to this agreement.

For the remaining trade accounts receivable from clients on the domestic market the Company has a credit insurance contract, which guarantees an indemnity being received in the event of defaults, of 90% for clients with approved credit limits and up to R$ 100 for new clients or for those without approved credit limits.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

7 Inventories

	Parent company		Consolidated

	September	June	September	June
	30, 2007	30, 2007	30, 2007	30, 2007

Finished goods and products for sale	375,322	326,714	425,131	370,347
Livestock and poultry for slaughter	286,685	302,084	286,685	302,084
Raw materials	264,005	190,778	264,409	191,158
Work in process	203,530	227,316	203,530	227,316
Packaging materials	41,694	44,321	41,694	44,321
Storeroom	26,592	25,737	26,592	25,737
Advances to suppliers	10,690	12,352	10,902	12,562
Imports in transit	8,098	1,588	8,098	1,588
Products in transit	5	10	271	248

	1,216,621	1,130,900	1,267,312	1,175,361

8 Recoverable taxes

	Parent company		Consolidated

	September	June	September	June
	30, 2007	30, 2007	30, 2007	30, 2007
ICMS	209,677	188,013	236,502	195,503
PIS and COFINS	99,199	102,124	99,528	102,453
IPI	49,207	49,108	49,240	49,141
Income and social contribution taxes	32,275	16,110	35,855	18,461
Other	28	-	31	5
	390,386	355,355	421,156	365,563
Short-term portion	207,283	184,252	236,577	192,981
Long-term portion	183,103	171,103	184,579	172,582

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

a. Value-added tax on sales and services - ICMS

Composed of credits generated by the commercial operations and by the acquisition of property, plant and equipment, of a number of the Company’s units and can be offset with taxes of the same nature.

b. Social contributions - PIS/COFINS

Composed of credits arising from non-cumulative collection of PIS and COFINS, which can be compensated with other federal taxes.

c. Excise tax - IPI

Composed of amounts arising from the following operations: presumed credit on packaging and inputs, presumed credit for reimbursement of PIS/PASEP and COFINS on exportations and export incentives, which can be compensated with other federal taxes.

d. Income and social contribution taxes

Correspond to income tax withheld at source on short-term financial investments and income tax and social contributions paid in advance that can be offset with federal taxes and contributions.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

9 Related party transactions and balances

Related party transactions relate mainly to sales operations between the Company and its subsidiaries that were performed under normal market conditions for similar types of operations. The balance sheet and income statement transactions between related parties are shown below:

	Balance sheet

	September	June
	30, 2007	30, 2007
Accounts receivable
Wellax Food Logistics C. P. A. S. U. Lda.	87,693	42,029
Sadia International Ltd.	10,650	10,277
Sadia Alimentos S.A.	2,919	2,640
Sadia Uruguay S.A.	1,726	1,860
Sadia Chile S.A.	1,906	378
	104,894	57,184
Interest on shareholders’ equity
Concórdia C.V.M.C.C.	4,226	4,226
	4,226	4,226
Loans
Concórdia Holding Financeira S.A.	164	-
Sadia International Ltd.	(199)	(208)
Rezende Óleo Ltda.	881	881
Concórdia S.A. CVMCC	-	7
Rezende Marketing e Comunicação Ltda.	59	59
	905	739
Advances from subsidiaries
Wellax Food Logistics C. P. A. S. U. Lda.	(1,569,011)	(1,561,239)
Sadia International Ltd.	(1,590)	(1,664)
Curent and noncurrent	(1,570,601)	(1,562,903)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Statement of income
	(nine-months)

	September	September 30,
	30, 2007	2006
Sales
Wellax Food Logistics C. P. A. S. U. Lda.	1,622,243	1,334,688
Sadia International Ltd.	167,563	109,541
Sadia Chile S.A.	10,019	10,547
Sadia Alimentos S.A.	10,391	7,094
Sadia Uruguay S.A.	4,360	4,046
Qualy B. V.	28,558	23,640
	1.843,134	1,489,556
Net financial result
Wellax Food Logistics C. P. A. S. U. Lda.	157,997	(5,728)
Sadia International Ltd.	255	140
	158,252	(5,588)

10	Investments
						Investment balances

				Net income
			Shareholders’	(loss) for	Equity	September	June
	Investments	Ownership	equity	the period	result	30, 2007	30, 2007
	Sadia G.m.b.H.	100,00%	1,291,276	265,490	188,275	1,291,276	1,096,568
	Sadia International Ltd.	100,00%	88,909	13,475	74	88,909	86,992
	Concórdia Holding Financeira S.A.	100,00%	74,954	5,392	5,392	74,954	10
	Rezende Óleo Ltda.	100,00%	368	(744)	(744)	368	368
	Concórdia S.A. CVMCC	99,99%	-	4,534	7,608	-	69,551
	Rezende Marketing e Comun. Ltda.	99,91%	(28)	(1)	(1)	-	-
	Sadia Overseas Ltd.	100,00%	(1,607)	(1,688)	(1,609)	-	-
	Total in subsidiaries				198,995	1,455,507	1,253,489
	Goodwill in acquisition of investments				-	13,249	18,442
	Other investments				-	1,359	1,367
	Total investments of the Company				198,995	1,470,115	1,273,298
	Other investments of subsidiaries/affiliates				-	30,421	28,481
	Investments eliminated on consolidation				(284,636)	(1,455,507)	(1,253,489)
	Total consolidated investments				(85,641)	45,029	48,290

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Movement of the investments in the quarter:
				Shareholding result

	Acquisition/
	incorporation/				Non-
	subscription	Amortization	Disposal	Operating	operating
Sadia G.m.b.H.	-	-	-	194,708	-
Concórdia Holding Financeira S.A.	69,551	-	-	4,682	711
Sadia International Ltd.	-	-	-	1,917	-
Sadia Overseas Ltd.	-	-	-	77	-
Concórdia S.A. CVMCC	-	-	(69,551)	-	-
	69,551	-	69,551	201,384	711
Goodwill in acquisition of investments	-	(5,193)	-	-	-
Other investments	-	-	(8)	-	-
	69,551	(5,193)	(69,559)	201,384	711

The accumulated loss from equity interest on the consolidated financial statements is represented by translation gains of R$90,607 and a non-operating income of R$ 4,966.

On August 27, 2007, Concórdia Holding Financeira S.A. increased its capital with the issue of 6,955,134 ordinary, nominative shares, with no par value, which were subscribed in full by Sadia S.A., through the exchange of 999,990 shares it owned, representing 99.99% of the capital in Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities.

In the Extraordinary General Shareholders Meeting held on September 27, 2007, in the subsidiary Concórdia S.A., Corretora de Valores Mobiliários, Câmbio e Commodities, the Company was authorized to participate in the sale of up to 3,827,551 ordinary shares issued by Bovespa Holding S.A., originating from the demutualization process of Bovespa, for the initial public offer of the secondary distribution of ordinary shares, to be made by this institution.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

As of September 30, 2007 the net balance of goodwill under the acquisition of investments amounted to R$13,249, consisting of: i) goodwill paid in the acquisition of Só Frango Produtos Alimentícios Ltda. to the amount of R$62,505, net of accumulated amortization to the amount of R$57,311 (R$52,118 as of June 30, 2007) and ii) the goodwill paid on the acquisition of Empresa Matogrossense de Alimentos Ltda. (at the pre-operating stage) to the amount of R$8,055, which will be amortized as from commencement of operations, scheduled for beginning of 2008. This goodwill was based on expected future earnings.

11 Property, plant and equipment

		Parent company
		Cost	Depreciation	Carrying amount

	Annual	September	September	September	June
	average %	30, 2007	30, 2007	30, 2007	30, 2007
Lands	-	107,454	-	107,454	106,001
Buildings	4%	1,039,157	(379,544)	659,613	644,080
Machinery and equipment	15%	1,360,219	(659,092)	701,127	687,461
Installations	10%	401,100	(160,499)	240,601	240,731
Vehicles	27%	11,585	(7,711)	3,874	4,380
Breeding stock	-	419,517	(270,651)	148,866	135,502
Construction in progress		623,273	-	623,273	478,276
Forestation and reforestation		38,096	(5,077)	33,019	30,226
Advances to suppliers		5,395	-	5,395	8,140
Other		1,137	(1,061)	76	104
		4,006,933	(1.483,635)	2,523,298	2,334,901

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

		Consolidated

		Cost	Depreciation	Carrying amount

	Annual	September	September	September	June
	average %	30, 2007	30, 2007	30, 2007	30, 2007
Lands	-	107,559	-	107,559	106,106
Buildings	4%	1,040,035	(380,114)	659,921	644,407
Machinery and equipment	15%	1,363,031	(660,489)	702,542	688,848
Installations	10%	404,929	(161,091)	243,838	243,995
Vehicles and airplanes	20%	19,114	(8,933)	10,181	10,655
Breeding stock	-	419,582	(270,651)	148,931	135,568
Construction in progress	-	623,275	-	623,275	478,278
Forestation and reforestation	-	38,096	(5,077)	33,019	30,226
Advances to suppliers	-	5,395	-	5,395	8,140
Other	-	2,767	(2,102)	665	643
		4,023,783	(1,488,457)	2,535,326	2,346,866

The changes in the components of property, plant and equipment are presented below:

		Consolidated			Position on

	Position on				September
	June 30, 2007	Acquisitions	Disposal	Transfers	30, 2007
Land	106,106	-	-	1,453	107,559
Buildings	1,015,564	4,547	(17)	19,941	1,040,035
Machinery and equipment	1,336,615	6,462	(13,106)	33,060	1,363,031

Installations	398,872	2,033	(121)	4,145	404,929
Vehicles and airplane	19,438	226	(578)	28	19,114
Breeding stock	379,997	39,585	-	-	419,582
Construction in progress	478,278	207,397	(360)	(62,040)	623,275
Forestation and reforestation	34,986	842	-	2,268	38,096
Advances to suppliers	8,140	1,194	-	(3,939)	5,395
Other	2,675	94	(8)	6	2,767
Total cost of acquisition	3,780,671	262,380	(14,190)	(5,078)	4,023,783

a.	Construction in progress is mainly represented by projects related to the expansion and modernization of industrial units, mainly Uberlandia and Lucas do Rio Verde units.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b.	In accordance with CVM Deliberation 193/96 the interest incurred in the period arising from financing of projects for modernization and expansion of the industrial units has been recorded in the respective costs of the construction in progress account in the amount of R$40,613 as of September 30, 2007 (R$30,181 in the same period of 2006).

12 Deferred charges

		Parent company

		Cost	Amortization	Carrying amount

		September	September	September	June
	Rate	30, 2007	30, 2007	30, 2007	30, 2007
Software implementation	20%	109,795	(44,024)	65,771	69,992
Pre operational costs	20%	42,507	(5,264)	37,243	31,493
Reorganization expenses	20%	29,863	(8,540)	21,323	23,345
Product development and markets	20%	17,481	(9,331)	8,150	9,207
Other	20%	1.087	(650)	437	626
		200,733	(67,809)	132,924	134,663

		Consolidated
		Cost	Amortization	Carrying amount

		September	September	September	June
	Rate	30, 2007	30, 2007	30, 2007	30, 2007
Software implementation	20%	110,748	(44,668)	66,080	70,330
Pre operational costs	20%	42,632	(5,273)	37,359	31,596
Reorganization expenses	20%	29,863	(8,540)	21,323	23,545
Product development and markets	20%	22,112	(9,660)	12,452	12,858
Other	20%	1,602	(881)	721	795
		206.957	(69,022)	137,935	139,124

The expenses with rearrangement refer to the implementation of the Service Center in the city of Curitiba.

The pre operating expenses refer basically to expenses incurred with the Lucas do Rio Verde Project - MT.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

13 Loans and financing - Short-term

	Parent company		Consolidated
	September	June	September	June
	30, 2007	30, 2007	30, 2007	30, 2007
Short-term
Foreign currency
Financing obtained from financial institutions custodians
of structured notes belonging to the Company, with
Libor 01 month being charged. (5.12% in September
2007) plus interest of 0.15% p.a., guaranteed by its own
investments	-	-	295,836	442,354
Advanced collection relating to the receivables sold, with
no interest	-	-	67,226	65,644
Credit lines for the development of foreign trade, with
interest rates of 6.88% p.a., guaranteed by promissory
notes or sureties	-	-	4,065	4,126
Currency swap contracts	2,981	3,044	2,981	3,044
	2,981	3,044	370,108	515,168
Local currency
Rural credit lines and working capital loans with interest of
7,34% p.a. for the finance of the production of the integration
system in the swine and poultry farming.	236,723	228,381	236,723	228,381
Currency swap contracts	6,897	7,236	6,897	7,236
	243,620	235,617	243,620	235,617
	246,601	238,661	613,728	750,785

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	September	June	September	June
	30, 2007	30, 2007	30, 2007	30, 2007
Foreign currency
Export financing composed of prepayment in amount of R$1,821 subject to LIBOR variation for 6-month deposits (5.13% in
September 2007) and interest of 0.50% p.a. and an amount of
R$65,222 of a line focused on the incentive for foreign trade
activities, plus annual interest of 1.18% p.a., guaranteed by promissory notes or sureties	1,821	645	67,043	72,566

BNDES (National Bank for Economic and Social Development), for
investments and exports credit lines, composed as follows: FINEM in the amount of R$8,044 subject to the weighted average of exchange variation of currencies traded by BNDES - UMBNDES and fixed
interest of 3.50% p.a. and FINAME in the amount of R$18,468
subject to the weighted average of exchange variation of currencies traded by BNDES-UMBNDES and fixed interest of 3.50%,
guaranteed by mortgage bonds and real estate mortgage.	26,552	24,172	26,552	24,172

The raising of funds on the international capitals market through the issuing of bonds with interest of 6.88% per annum and the principal to
be paid in one lump sum in 2017, guaranteed by endorsement.	-	-	11,326	3,403

IFC (International Finance Corporation) funding in foreign currency for investment in property, plant and equipment, subject to interest at
the rate of 9.05% p.a., guaranteed by real estate mortgages	7,581	10,276	7,581	10,276
	35,954	35,093	112,502	110,417

Local currency
BNDES (National Bank for Economic and Social Development),
credit lines for investments and exports, composed as follows:
FINAME in the amount of R$121,303 subject to the Long-Term
Interest Rate -TJLP (6.25% p.a. in September 2007) and interest of
3.42% p.a., and FINEM in the amount of R$11,430 subject to TJLP
and interest of 3.50% p.a., guaranteed by mortgage bonds and real estate mortgages	132,733	115,997	132,733	115,997

PESA - Special Aid for Agribusiness payable in installments, subject to IGPM variation and annual interest of 9.89$, guaranteed by sureties	4,331	2,904	4,331	2,904

Other subject to interest rate from 1% to 4% p.a.	6,591	10,758	6,591	10,758
	143,655	129,659	143,655	129,659
Short-term portion of long-term debt	179,609	164,752	256,157	240,076

Total short-term	426,210	403,413	869,885	990,861

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

At September 30, 2007 the weighted average interest in short-term loans was 6.15% p.a. (6.49 % p.a. at June 30, 2007).

14 Loans and financing - Noncurrent

	Parent company		Consolidated

	September	June	September	June
	30, 2007	30, 2007	30, 2007	30, 2007
Foreign currency
Export financing composed of prepayment, payable in amount of
R$185,711 in installments up to 2012, subject to LIBOR variation for
6-month deposits (5.13% p.a. September de 2007) plus annual interest of 0.50% p.a. and a line focused on the incentive for foreign trade in amount of R$1,181,434, subject to LIBOR variation for 6-month plus
interest of 1.18%p.a., guaranteed by promissory notes or sureties.	185,711	96,955	1,367,145	1,318,817

The raising of funds on the international capitals market through the issuing of bonds to be paid in 2017 with interest of 6.88% per annum,
guaranteed by endorsement.	-	- - -	471,051	484,953

BNDES (National Bank for Economic and Social Development),
payable from 2007 to 2015, composed as follows: FINEM in the amount of
R$8,755, subject to the weighted average of the exchange variation of currencies traded by BNDES - UMBNDES and fixed interest of 3.50%
p,a, and FINAME in the amount of R$151,962 subject to the weighted average of the exchange variation of currencies traded by BNDES -
UMBNDES and fixed annual interest of 3.50% p,a, guaranteed by
mortgage bonds and real estate mortgages	160,717	129,233	160,717	129,233

IFC (International Finance Corporation) for investments in property, plant and equipment, subject to interest at the rate of 9.05% p.a.,
guaranteed by real estate mortgages	7,581	10,276	7,581	10,276

Currency swap contracts	499	915	499	915
	354,508	237,379	2,006,993	1,944,194

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	September	June	September	June
	30, 2007	30, 2007	30, 2007	30, 2007
Local currency
BNDES (National Bank for Economic and Social Development),
credit lines for investments and exports, payable from 2007 to 2015, composed as follows: FINAME in the amount of R$841,418 subject to the Long-Term Interest Rate -TJLP (6.25% p,a, September 2007)
and interest of 3.42% p.a., and FINEM in the amount of R$11,430 subject to TJLP and interest of 3.50% p.a., guaranteed by mortgage
bonds and real estate mortgages.	852,848	752,169	852,848	752,129

PESA - Special Sanitation Program of the Agroindustry to be paid in installments from 2007 to 2020, subject to the variation of the IGPM
(General Market Price Index) and interest of 9.89% p.a., guaranteed
by endorsement.	139,045	135,589	139,045	135,589

Others subject to interest rate from 1% to 4% p.a.	18,712	30,511	18,712	30,511

Currency swap contracts	1,154	2,176	1,154	2,176

	1,011,759	920,445	1,011,759	920,445
	1,366,267	1,157,824	3,018,752	2,864,639
Short-term portion of long-term debt	(179,609)	(164,752)	(256,157)	(240,076)
Total long-term	1,186,658	993,072	2,762,595	2,624,563

The noncurrent portions of financings at at September 30, 2007 mature as follows:
	Parent
Maturity	Company	Consolidated
2008	43,594	43,594
2009	258,832	258,835
2010	188,638	556,421
2011	187,615	625,115
2012 onwards	507,979	1,278,630
	1,186,658	2,762,595

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

15 Pension plans for employees

In addition to the pension plan, the Company’s human resources policy offers the following benefits:

• • Payment of the penalty in connection with the Government Severance Indemnity Fund for Employees upon retirement;

• • Payment of a bonus for time of service;

• • Payment of indemnification for termination of service; and •

• • Payment of indemnification for retirement.

These benefits are due in one single payment upon the employee’s retirement or termination of service, and the amounts are computed by actuarial calculations annually at the end of the year.

16	Commitments and contingencies
	Commitments
	The Company has non-cancelable leasing agreements for industrial units that expire over the next two years. These leases are subject to renewal for 4 more years and do not require any penalty if
	the Company does not renew them. The Company does not pay execution costs, such as maintenance and insurance. The costs and rental expenses totaled R$87,116 in the period ended
	September 2007 (R$47,223 in the same period of 2006).

	The table below shows the future payments related to the leasing agreement at September 30, 2007.
	2007	28,500
	2008	114,100
	Total	142,600
	In addition, the Company had purchase commitments for production purposes (packaging), of approximately R$64 million at September 30, 2007, which have to be fulfilled by 2010.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Contingencies

The Company and its subsidiaries have several on going claims of a labor, civil and tax nature, resulting from its normal business activities. The respective provisions for contingencies were constituted based on the opinion of the Company’s legal counsel, which considered that unfavorable outcomes are likely.

Based on management estimates, the provision for contingencies provided for, net of the respective legal deposits, established by CVM Deliberation 489/05, as presented below, is sufficient to cover possible losses with legal proceedings.

	Parent company		Consolidated

	September	June	September	June
	30, 2007	30, 2007	30, 2007	30, 2007
Tax proceedings	37,014	3	38,546	36,943
Labor proceedings	29,745	3	29,746	30,130
Civil proceedings	14,506		14,506	7,864
Provision for contingencies	81,265	7	82,798	74,937
Related legal deposits	(27,916)	(2)	(27,916)	(29,975)
Provision for contingencies - Net	53,349	4	54,882	44,962

The changes in the provision for contingencies are presented as follows:

					Position on
	Position on			Monetary	September 30,
	June 30, 2007	Additions	Disposals	updates	2007
Tax proceedings	36,943	1,398	(159)	364	38,546
Civil proceedings	7,864	6,551	(404)	495	14,506
Labor proceedings	30,130	1,214	(1,690)	92	29,746
Provision for contingencies	74,937	9,163	(2,253)	951	82,798
Related legal deposits	(29,975)	(9,423)	11,482	-	(27,916)
Provision for contingencies - Net	44,962	(260)	9,229	951	54,882

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Tax litigation

The main tax contingencies involve the following cases:

a. Income and social contribution taxes on net income

Provision for income and social contribution taxes on net income amounting to R$16,097, of which R$11,283 recorded on the acquisition of the subsidiary Granja Rezende (incorporated in 2002), R$4,037 on withholding income tax on investments of Granja Rezende and R$777 for other provisions.

b. Value - Added tax on sales and services - ICMS

The Company is a defendant in several administrative cases involving ICMS, mainly in the States of São Paulo, Rio de Janeiro and Paraná, totaling a probable contingency estimated at R$12,755.

c. Other tax contingencies

Several cases related to payment of social security contributions, PIS (Social Integration Program Tax), import taxes and others totaling a provision of R$9,694.

The Company has other contingencies of a tax nature, in the amount of R$714,402, which was evaluated as representing a possible loss by the legal advisors and by Company management, therefore, no provision has been recorded. These contingencies refers mainly to questions raised regarding ICMS credits in the amount of R$174,459, IPI Credit premium, in the amount of R$185,148, and payment of social security contributions, in the amount of R$174,458.

On March 9, 2007 the Company obtained the appeal decision from the Federal Regional Court referring to its PIS proceeding contesting the constitutionality of Law 9718/98 which amended the PIS and COFINS calculation base, including operating and financial revenue. The Federal High Court of Justice ruled this matter was unconstitutional on November 9, 2005. The Company has been calculating and paying this tax in accordance with the law. When the final decision has been published the Company may recognize a credit for the amount of approximately R$14 million.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Civil litigation

Represents mainly proceedings involving claims for indemnification for losses and damages, including pain and suffering, arising from work-related accidents and consumer relations.

The Company has other contingencies of a civil nature with a claimed amount of R$16,326, which were assessed as possible losses by the legal advisors and by management and, therefore, no provision was recorded.

Labor claims

The company is involved in approximately 2,414 labor claims. These labor lawsuits refer mainly to claims for overtime, and health exposure and hazard claims, none of which involve a significant amount on an individual basis. The total amount involved is R$51,117, for which the provision in the amount of R$29,746 was recorded based on historical information, representing the best estimate for probable losses.

Court deposits

The Company, as appropriate, performs legal deposits not related to provisions for contingencies, which balance as of September 30, 2007 was R$42,226 (R$54,591 at June 30, 2007).

Guarantees

a.	The Company provides guarantees to loans obtained by certain out growers located in the central region of the country as part of a special development program for that region. Such loans are used to improve the out growers farms installations and will be repaid in 10 years, where the Company obtain from the out growers their farms and installations as a collateral for such guarantees provided. The amount for such guarantees provided as of September 30, 2007 amounted R$ 188,720 (R$107,509 in June 30, 2007).

b.	The Company offered a lien on the industrial property it owns in the city of Concórdia, state of Santa Catarina, as a guarantee to a notice of collection from the Federal Revenue Service questioning the compensation in prior years of R$74 million in IPI premium credit against other federal taxes, which the right was given to the Company (a right recognized by the final and unappealable decision). Management and its legal advisors deem this charge to be misplaced and to prevent this dispute from prejudicing the Company’s image and rights, a writ of mandamus was filed under which an injunction was obtained staying this notice of collection.

32

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

17 Shareholders’ equity

a. Capital

Subscribed and paid-in capital is represented by the following shares with no par value:

	September	June
	30, 2007	30, 2007
Common shares	257,000,000	257,000,000
Preferred shares	426,000,000	426,000,000
Total shares	683,000,000	683,000,000
Preferred shares in treasury	(5,924,288)	(5,924,288)
Total outstanding shares	677,075,712	677,075,712

b. Changes in shareholders’ equity
		Profit	Treasury	Retained
	Capital	reserves	stock	earnings	Total
Balances as of December 31, 2006	1,500,000	999,435	(33,341)	-	2,466,094
Interest on shareholders’ equity	-	-	-	(25,036)	(25,036)
Net income for the first quarter	-	-	-	92,599	92,599
Balances as of March 31, 2007	1,500,000	999,435	(33,341)	67,563	2,533,657
Acquisition of own shares	-	-	(879)	-	(879)
Sale of own shares	-	-	463	-	463
Result from sale of shares	-	17	-	-	17
Investment subsidy	-	10,575	-	-	10,575
Interest on shareholders’ equity	-	-	-	(34,424)	(34,424)
Net income for the second quarter	-	-	-	108,557	108,557
Balances as of June 30, 2007	1,500,000	1,010,027	(33,757)	141,696	2,617,966
Investment subsidy	-	5,965	-	-	5,965
Interest on shareholders’ equity	-	-	-	(53,200)	(53,200)
Net income for the third quarter	-	-	-	189,363	189,363

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

c.	Treasury stock

As of September 30, 2007 and June 30, 2007 the Company held treasury stock of 5,924,288 preferred shares, at an average acquisition cost of R$33,757, held for future sale and/or cancellation. The market value as of September 30, 2007 was R$ 60,309.

d.	Market value

The market value of Sadia S,A, shares according average quotation of shares negotiated on the São Paulo Stock Exchange - BOVESPA, corresponded to R$10.18 per share at September 30, 2007 (R$8.98 at June 30, 2007). Net equity on that date was R$4.08 per share (R$3.87 at June 30, 2007).

18 Stock option plan

The Company has a plan, which provides for the granting of options to purchase preferred shares of the Company.

The plan is managed by a Management Committee, composed of the Chief Executive Officer and the Human Resources Committee of the Board of Directors.

The price for exercising the purchase options does not include any discount and will be based on the average value of the quotation for the share in the last three days of trading on the São Paulo Stock Exchange prior to the grant date, updated by the accumulated National Consumer Price Index (INPC) between the grant date of exercising the option. The vesting period, during which the participant cannot exercise his/her right to purchase the shares, will be three years as from the option granting date. The participant will be able to fully or partially exercise his/her purchase rights after the vesting period within a maximum period of 2 years, and only after this period has expired will he/she lose the right to the options not exercised.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The composition of the options granted is presented as follows:
	Date				Price of shares

		Final	Final	Quantity
Cycle	Grant	vesting	exercise	of shares	Grant date	Update - INPC
2005	06/24/05	06/24/08	06/24/10	1,700,000	4.55	4.92
2006	09/26/06	09/26/09	09/26/11	3,320,000	5.68	5.96

					September	June
					30, 2007	30, 2007
Balance at the beginning of the period	5,020,000	5,320,000
Exercised options - Cycle 2005	-	(100,000)
Forfeited options - Cycle 2005	-	(100,000)
Forfeited options - Cycle 2006	(65,000)	(100,000)
Balance the end of the period	4,955,000	5,020,000

Since the Company has treasury shares earmarked for the stock option plan, the difference between the market value and the updated price for the period/year will not affect the Company’s results.

19 Employees’ profit sharing

The Company grants its employees a profit sharing plan, which depends on attaining specific targets, established and agreed to at the beginning of each year. This plan has been approved by Board of Directors of the Company and it has been registered by a formal agreement with the unions.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

20 Financial result

	Parent company		Consolidated

	September	September	September	September
	30, 2007	30, 2006	30, 2007	30, 2006
Financial expenses
Interest	(151,604)	(135,149)	(181,497)	(172,427)
Monetary variation - Liabilities	(6,447)	(9,390)	(6,447)	(9,390)
Foreign exchange variation - Liabilities	200,882	29,845	302,731	71,897
Foreign exchange variation on overseas
investments	-	-	(90,607)	(6,252)
Other	(42,326)	(37,966)	(63,906)	(47,983)
	505	(152,660)	(39,726)	(164,155)

Financial income
Interest	41,029	49,649	141,203	156,078
Monetary variation - Assets	6,486	1,535	6,486	1,535
Foreign exchange variation - Assets	(61,926)	(24,998)	(163,501)	(22,039)
Other	25,744	59,441	40,065	69,304
	11,333	85,627	24,253	204,878
	11,838	(67,033)	(15,473)	40,723

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

21 Income and social contribution taxes

Income before the provision for income tax (IR) and social contribution on net income (CSLL) was composed as follows:

	Parent company		Consolidated

	September	September	September	September
	30, 2007	30, 2006	30, 2007	30, 2006
Local	432,034	143,359	162,084	6,184
Foreign	-	-	278,969	140,016
	432,034	143,359	441,053	146,200
The composition of income and social contribution taxes is as follows:

	Parent company		Consolidated

	September	September	September	September
	30, 2007	30, 2006	30, 2007	30, 2006
Local
Current	-	(8,005)	(4,210)	(11,007)
Deferred	(36,933)	18,657	(38,670)	18,574
	(36,933)	10,652	(42,880)	7,567
Foreign
Current	-	-	387	(412)
Deferred	(4,582)	(521)	(4,582)	(521)
	(4,582)	(521)	(4,195)	(933)
	(41,515)	10,131	(47,075)	6,634

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Income and social contribution taxes were calculated at applicable rates and reconciliation with the income and social contribution tax expenses is shown below:

	Parent company		Consolidated

	September	September	September	September
	30, 2007	30, 2006	30, 2007	30, 2006
Income before taxation/profit sharing	432,034	143,359	441,053	146,200
Interest on shareholders’ equity	(112,660)	(50,000)	(112,660)	(50,000)
Income before income and social contribution taxes	319,374	93,359	328,393	96,200
Income and social contribution taxes at nominal rate - 34%	(108,587)	(31,742)	(111,654)	(32,708)
Adjustment to calculate the effective rate
Permanent differences
Equity in earnings of subsidiaries	67,658	47,682	65,775	45,872
Other	3,996	(5,287)	3,386	(6,008)
Provision for income and social contribution taxes on foreign
subsidiary	(4,582)	(522)	(4,582)	(522)
Income and social contribution taxes at effective rate	(41,515)	10,131	(47,075)	6,634

The composition of deferred income and social contribution taxes is as follows:

	Parent company		Consolidated
	September	June	September	June
	30, 2007	30, 2007	30, 2007	30, 2007
Assets
Deferred taxes
Employees’ benefits plan	35,763	34,378	35,763	34,378
Provision for contingencies	27,629	24,968	28,151	25,477
Allowance for doubtful accounts	12,650	12,246	12,650	12,246
Tax loss carryforwards and negative basis of
social contribution	10,409	6,151	10,409	6,151
Amortization of Goodwill	9,216	8,513	9,216	8,513
Employees’ profit sharing	7,087	3,699	7,406	3,949
Provision for loss on property, plant and equipment	5,009	4,999	5,009	4,999
Summer Plan depreciation	1,420	1,646	1,420	1,646
Other	(1,133)	236	281	1,211
Total deferred tax asset	108,050	96,836	110,305	98,570
Short-term portion	13,831	10,665	16,086	12,399
Long-term portion	94,219	86,171	94,219	86,171

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated
	September 30, 2007	June 30, 2007	September 30, 2007	June 30, 2007
Liability
Deferred tax
Depreciation on rural activities	108,529	111,344	108,529	111,344
Total deferred tax liability	108,529	111,344	108,529	111,344
Short-term portion	10,993	11,935	10,993	11,935
Long-term portion	97,536	99,409	97,536	99,409

Management considers that the deferred assets arising from temporary differences will be realized in proportion to the final solution of the contingencies and to the payment of the liabilities forecast for the employees’ benefit plans.

Realization of the credits from deferred tax assets arising from tax losses and the negative social contribution base, represented by R$6,311 in the parent company and R$4,098 in the overseas subsidiary, will occur from future profits being generated in the respective companies. Management anticipates that the tax asset reported by the parent company will be realized in full during this year. Management anticipates that the tax asset reported by the overseas subsidiary will be realized within three years.

22 Risk management and financial instruments

The Company’s operations that are exposed to market risks, mainly with respect to foreign currency variations, credit risks and variations in the prices of agricultural commodities – corn, soy bean and derivatives. These risks are managed by the Risk Management area, through identification of exposures and correlations between the different risk factors, using the specific calculation method, VAR – Value at Risk and simulations of scenarios, and are permanently monitored by the Financial Committee and by the Commodities and Risk Management Committee, consisting of members of the Board of Directors, who are responsible for defining management’s strategy for administering these risks, determining the limits for positions, exposure and authority for decision making. At September 30, 2007, the VAR-Value at Risk for the operational assets and liabilities and financial instruments exposed to exchange rate variations for one year with 95% confidence, amounted to R$70,366, representing 2.55% of shareholders’ equity (Information not audited)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

a. Exchange rate risk

The exchange rate risk for loans, financing and any other payables denominated in foreign currency is hedged by short-term investments denominated in foreign currency, and by derivative financial instruments, such as rate swaps (dollar to CDI), interest rate swap contracts (Libor to pre-fixed or vice-versa) and future market agreements, in addition to foreign receivables from exports, which also reduce exchange variations by serving as a “natural hedge”.

The Company, within its hedge strategy, uses currency futures contracts (US dollars, Euros and Pounds), as a form of mitigating exchange rate risk over operating and financial assets and liabilities and expected transactions recorded under financial results and gross margin, The nominal value of these contracts is not recorded in the interim financial information.

The results from futures contracts, during the nine months ended September 30, 2007, resulted in a gain of R$52,003 (R$42,564 for the same period from 2006), represented by a loss of R$20,885 reported to financial results as foreign exchange liability variations and a gain for the amount of R$72,888 to operational results, recorded as gross operational income.

The results from over-the-counter operations on the currency futures market, realized and not liquidated and the daily adjustments of positions for future currency contracts on the Futures and Commodities Exchange – BM&F have been registered in the quarterly information, respectively, as “accounts receivable from futures contracts” and “accounts payable from futures contracts”.

The unrealized results from over-the-counter operations contracted for future maturity, have not been recognized in the accounting records. As from December 2006, these contracts have been segregated and defined as operational or financial contracts, depending on the object they seek to protect. The value of these contracts, if they had been registered at September 30, 2007, would result in an expense of R$27,608 to financial results and income of R$109,507 to operational results.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The Company’s exposure to exchange variation (mainly in US dollars) is shown below:
	September	June
Assets and liabilities in foreign currency	30, 2007	30, 2007
Cash and cash equivalents and short-term investments	1,933,712	1,972,004
Amounts receivable from futures contracts	24,796	23,540
Trade accounts receivable	202,982	192,653
Suppliers	(30,553)	(28,208)
Loans and financing	(2,377,101)	(2,459,362)
Amounts payable for futures contracts	(12,673)	(17,978)
Swap contracts (dollar for CDI)	12,427	15,604
	(246,410)	(301,747)

Consolidated hedge contracts outstanding at September 30, 2007 with their respective payment schedules are as follows:

		Maturity

	Position
	09/30/2007	2007	2008
Derivative contracts
Currency swap contracts
Base value - R$	12,427	11,543	884
Base value - US$	4,185	3,887	298
Receivables/payables
Asset	-	-	-
Liability	(11,531)	(10,711)	(820)
Contract to change rates
Base value – R$	827,505	827,505	-
Base value – US$	450,000	450,000	-
Receivables	1,891	1,891	-

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

		Maturity

	Position
	09/30/2007	2007	2008
Futures contracts
Short position- US$	561,000	561,000	-
Long position - US$	402,500	402,500	-
Short position - Euro	126,902	126,902	-
Long position - Euro	54,402	54,402	-
Short position - GPB	58,294	58,294	-
Long position - GPB	23,294	23,294	-

b. Credit risk

The Company is potentially exposed to credit risk in relation to its trade accounts receivable, long and short-term investments and derivative instruments, The Company limits the risk associated with these financial instruments by subjecting them to the control of highly rated financial institutions that operate within the limits pre-established by the credit and financing committees.

The concentration of credit risk with respect to accounts receivable is minimized due to the spread of its client base, since the Company does not have any customer or group representing 10% or more of its consolidated revenues, as well as granting credits for customers with solid financial and operational ratios, Generally, the Company does not require a guarantee for sales, however it has contracted an insurance credit policy to its domestic receivables.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

c.	Grain purchase price risks

The Company’s operations are exposed to the volatility in grain prices (corn, soy bean e derivatives) used in the preparation of animal feed for its breeding stock, where the price variation results from factors beyond the control of management, such as climate, the size of the harvest, transport and storage costs and government agricultural policies, among others, The Company maintains its risk management strategy, operating through physical control, which includes purchasing grain at fixed prices and prices to be fixed, The Company has a Commodities Committee and Risk Management, composed by the chief executive officer and financial and operational executives, whose aim is to discuss and decide on the company’s strategies and positioning with respect to the various risk factors that impact the operating results.

d.	Estimated market values

The Company used the following methods and assumptions to estimate the disclosure of the fair value of its financial instruments as of September 30, 2007 and June 30, 2007:

Cash and cash equivalents - The book values of cash and banks recorded in the balance sheet are similar to the respective fair values.

Short-term financial investments - The fair value of short-term financial investments is estimated based on the market quotations of comparable contracts.

Accounts receivable and payable - The book values of accounts receivable and payable recorded in the balance sheet are similar to their respective fair values.

Short and long-term loans and financing - The market values of loans and financing were calculated based on their present value calculated through the future cash flows and using interest rates applicable to instruments of similar nature, terms and risks, or based on the market quotation of these securities, The market values of BNDES financing are similar to the book values, since there are no similar instruments with comparable maturities and interest rates.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

  Future contracts and exchange and interest rate swap contracts - The fair values of future contracts and exchange and interest rate swap contracts were estimated based on market quotations for comparable contracts, As of September 30, 2007 the contracted amounts in force totaled R$ 1,453,310 (R$ 1,139,655 at June 30, 2007) and the valuation of these contracts to fair value would result in losses of R$ 20,984 in the period ended September 30, 2007 (loss of R$45,229 in the same period of 2006) of which R$ 11,431 as financial result and R$ 32,415 as operating result, The effective cash settlements of the contracts occur on the respective maturities of each agreement, The Company does not intend to settle these contracts before their maturity.

The market values were estimated on the interim financial information date, based on “relevant market information”, Changes in the assumptions may significantly affect these estimates.

The book values and the estimated fair values of the Company’s financial instruments as of September 30, 2007 and June 30, 2007 are presented in the table below, The fair value of a financial instrument is the amount for which the instrument could be traded between interested parties under current market conditions.

	Consolidated

	September 30, 2007		June 30, 2007

	Book	Market	Book	Market
	value	value	value	value
Cash and cash equivalents	96,036	96,036	199,621	199,621
Short and long-term investments - Local currency	446,016	446,016	425,911	425,911
Short and long-term investments - Foreign currency	1,869,875	1,869,875	1,878,110	1,878,110
Trade accounts receivable	377,771	377,771	370,187	370,187
Loans and financing	3,632,480	3,658,980	3,615,424	3,607,956
Suppliers	482,694	482,694	470,978	470,978
Futures contracts, net	12,123	12,123	5,562	5,562

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

e. Financial indebtedness
	Consolidated
	September 30, 2007			June 30, 2007
	Currency			Currency
	Local	Foreign	Total	Local	Foreign	Total
Assets
Cash and cash equivalents	32,199	63,837	96,036	105,727	93,894	199,621
Short-term investments	304,756	1,869,875	2,174,631	288,358	1,878,110	2,166,468
Accounts receivable from future	-	24,796	24,796	-
contracts				-	23,540	23,540
Total current assets	336,955	1,958,508	2,295,463	394,085	1,995,544	2,389,629
Long-term investments	141,260	-	141,260	137,553	-	137,553
Total long-term assets	141,260	-	141,260	137,553	-	137,553
Total Financial Assets	478,215	1,958,508	2,436,723	531,638	1,995,544	2,527,182
Liabilities
Short-term financing	387,275	482,610	869,885	365,276	625,585	990,861
Accounts payables from future	-	12,673	12,673
contracts				-	17,978	17,978
Swap contracts - Short-term	11,543	(11,543)	-	11,997	(11,997)	-
Total current liabilities	398,818	483,740	882,558	377,273	631,566	1,008,839
Long-term Financing	868,104	1,894,491	2,762,595	790,786	1,833,777	2,624,563
Swap contracts - long-term	884	(884)	-	3,607	(3,607)	-
Total noncurrent liabilities	868,988	1,893,607	2,762,595	794,393	1,830,170	2,624,563
Total Financial liabilities	1,267,806	2,377,347	3,645,153	1,171,666	2,461,736	3,633,402
Net debt	(789,591)	(418,839)	(1,208,430)	(640,028)	(466,192)	(1,106,220)

23    Insurance

The Company and its subsidiaries adopt insurance engagement policy at levels that Management considers adequate to cover risks resulting from the claims of its assets. Due to the characteristics of multilocated operations. Management engages its policies with a limit of maximum loss possible in the same event, with amounts calculated based on risk inspections and potential losses. The policies engaged guarantee coverage against fire, general civil liability, windstorms, disorders and electric damage, as well as insurance for merchandise transport, personal and vehicle damage, The amount currently insured provides for the comprehensive coverage of the Company’s fixed assets.

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

The assumptions adopted, given their nature, are not part of the scope of a review of an interim financial information and, accordingly, they were not examined by our independent auditors.

24 Private pension plan

a. Defined benefit plan

The Company and its subsidiary Concórdia S,A, C,V,M,C,C, are the sponsors of a defined contribution pension plan for employees, managed by Fundação Attílio Francisco Xavier Fontana.

The supplementary pension benefit is defined as the difference between (i) the benefit wage (updated average of the last 12 participation salaries, limited to 80% of the last participation salary) and (ii) the amount of the pension paid by the National Institute of Social Security, The supplementary benefit is updated annually by the National Consumer Price Index (INPC).

The actuarial system is that of capitalization for supplementary retirement and pension benefits and of simple apportionment for supplementary disability compensation, The Company’s contribution is based on a fixed percentage of the payroll of active participants, as annually recommended by independent actuaries and approved by the trustees of Fundação Attilio Francisco Xavier Fontana.

According to the Foundation’s statutes, the sponsoring companies are jointly liable for the obligations undertaken by the Foundation on behalf of its participants and dependents.

At September 30, 2007 the Foundation had a total of 19,629 participants (19,898 at June 30, 2007), of which 15,824 were active participants (16,131 at June 30, 2007).

The Parent contributions totaled R$ 1,489 and 1,496 for the period ended September 30, 2007 and September 30, 2006 respectively and the consolidated totaled R$ 1,535 and R$ 1,548 respectively.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. Defined contribution plan

As from January 1, 2003, the Company began to adopt new supplementary pension plans under the defined contribution modality for all employees hired by Sadia and its subsidiaries, As from January 1, 2007 these plans are only available to employees earning over R$1,800 per month, Under the terms of the regulations, plans are funded on an equitable basis so that the portion paid by the Company is equal to the payment made by the employee in accordance with a contribution scale based on salary bands that vary between 1,5% and 6% of the employee’s remuneration, observing a contribution limit that is updated annually, The contributions made by the Company at September 30, 2007 and 2006 totaled R$1,070 and R$2,068 respectively, As of September 30, 2007 this plan had 1,358 participants.

25 Additional information

a.	Statement of cash flow
		Parent company		Consolidated

		September	September	September	September
		30, 2007	30, 2006	30, 2007	30, 2006
	Net income for the period	390,519	153,490	393,978	152,834
	Adjustments to reconcile net income to cash generated by
	operating activities
	Variation in minority interest	-	-	(262)	277
	Accrued interest, net of paid interest	(63,163)	(1,549)	(201,651)	(63,205)
	Depreciation, amortization and depletion allowances	222,764	172,923	223,865	173,425
	Amortization of Goodwill in acquisition of investments	15,579	19,451	15,579	19,451
	Investment subsidy	15,090	-	15,090	-
	Equity in income of subsidiaries	(198,995)	(140,243)	85,641	3,519
	Deferred taxes	41,516	(18,136)	43,252	(18,053)
	Contingencies	9,733	7,431	10,117	6,572
	Disposal of permanent assets	5,369	3,692	5,414	4,421
	Variation in operating assets and liabilities
	Trade notes receivable	246,880	77,448	311,834	37,040
	Inventories	(204,930)	(152,961)	(182,858)	(181,538)
	Recoverable taxes and others	43,717	(29,533)	(67,034)	(48,140)
	Judicial deposits	4,848	2,577	4,742	2,577
	Suppliers	(16,906)	5,876	(20,591)	6,585
	Advances from customers	(175,962)	729,436	-	-
	Taxes payable, salaries payable and others	(19,821)	(35,515)	(2,126)	(20,083)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

	Parent company		Consolidated

	September	September	September	September
	30, 2007	30, 2006	30, 2007	30, 2006
Net cash generated by operating activities	316,238	794,387	634,990	75,682
Investment activities:
Funds from the sale of permanent assets	3,394	5,434	3,394	5,462
Investments in subsidiaries	(12)	(1,000)	-	-
Purchase of property, plant and equipment and deferred
charges	(617,759)	(766,090)	(622,244)	(792,494)
Portion paid in the acquisition of a subsidiary, net of cash	-	(485)	-	(485)
Short-term investments	(25,921)	(590,949)	(2,581,974)	(3,048,991)
Redemption of investments	1,860	558,449	2,450,975	2,897,643

Net cash from investment activities	(638,438)	(794,641)	(749,849)	(938,865)

Financing activities:
Loans received	643,182	951,350	2,033,842	2,272,544
Loans repaid	(418,060)	(816,110)	(1,948,333)	(1,307,139)
Dividends paid	(108,267)	(169,704)	(108,267)	(169,704)
Loans with subsidiaries	92,047	3,185	-	-
Sale of treasury share	463	-	463	-
Acquisition of treasury chare	(879)	-	(879)	-

Net cash from loans	208,486	(31,279)	(23,174)	795,701
Cash at beginning of period	200,177	148,716	234,069	196,306
Cash at end of period	86,463	117,183	96,036	128,824

Net decrease in cash	(113,714)	(31,533)	(138,033)	(67,482)

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

b. Statement of consolidated added value

	Consolidated
	January to September

	September	September
	30, 2007	30, 2006
Revenues/income	6,763,933	5,674,646
Revenues generated by operations	6,845,794	5,496,937
Sale of products, goods and services	6,845,794	5,496,937

Income from third parties	(81,861)	177,709
Other operating results	(15,139)	(15,536)
Financial income	24,253	204,878
Equity pickup	(85,641)	(3,519)
Other nonoperating results	(5,334)	(8,114)

Raw materials acquired from third parties	(3,184,929)	(2,575,915)
Services rendered by third parties	(1,267,653)	(1,170,946)

Added value to be distributed	2,311,351	1,927,785

Distribution of added value
Human resources	898,768	761,186
Interest on third-party capital	(79,792)	134,467
Government	859,408	677,362
Shareholders (dividends)	112,660	50,000
Retention	520,307	304,770
Depreciation/amortization/depletion	239,444	192,876
Retained profits	281,317	102,835
Others	(454)	9,059

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Officers
Gilberto Tomazoni	Chief Executive Officer
Adriano Lima Ferreira	Chief Financial Officer
Alexandre de Campos	International Sales Director
Alfredo Felipe da Luz Sobrinho	Director of Institutional Relations, Sustainability and Legal Matters
Antonio Paulo Lazzaretti	Technology and Quality Guarantee Director
Artêmio Listoni	Bovine Activities Director
Eduardo Nunes de Noronha	Human Resources and Management Director
Ernest Sícoli Petty	Supply Director
Flávio Luís Fávero	Regional Production Director
Gilberto Meirelles Xandó Baptista	Internal Market Commercial Director
Guilhermo Henderson Larrobla	International Sales Director
José Augusto Lima de Sá	International Relationships Director
Osório Dal Bello	Farming Technology Director
Paulo Francisco Alexandre Striker	Logistics Director
Ricardo Fernando Thomas Fernandes	Grain Purchase Director
Roberto Banfi	International Sales Director
Ronaldo Korbag Muller	Poultry Production Director
Sérgio Carvalho Mandin Fonseca	National Sales Director
Valmor Savoldi	Planning, Logistics and Supplies Director
Welson Teixeira Junior	Controler, Management, IT and Investor Relations Director

Gustavo Teixeira de Freitas	Giovanni F, Lipari
Controllership Manager	CRC 1SP201389/0-7-S-SC
Accountant

Sadia S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais)

Executive Board

Walter Fontana Filho
Chairman

Eduardo Fontana d'Avila
Vice-president

Alcides Lopes Tápias
Vice-president

Diva Helena Furlan
Member

Everaldo Nigro dos Santos
Member

Francisco Silverio Morales Cespede
Member

José Marcos Konder Comparato
Member

Luiza Helena Trajano Inácio Rodrigues
Member

Marcelo Fontana
Member

Norberto Fatio
Member

Vicente Falconi Campos
Member